

Mail Stop 7010

March 3, 2006

By U.S. Mail and Facsimile

Mr. William Malone
President & Chief Executive Officer
Canadian Rockport Homes International, Inc.
700 West Pender Street, Suite 507
Vancouver, B.C. Canada V6C 1G8

> **Re: Canadian Rockport Homes International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2004**
> **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2005**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2005**
> **File No. 333-62786**

Dear Mr. Malone:

We have reviewed your response letter dated February 2, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

General

1. We note that your response letters dated October 18, 2005, December 10, 2005 and February 2, 2006 did not address the required Tandy language that we requested in our letter to Shannon Downs, dated September 13, 2005. In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q/A for the Fiscal Quarter Ended March 31, 2005 and
Form 10-Q/A for the Fiscal Quarter Ended June 30, 2005

Prior Comment No. 5 – Leases

2. The supplemental information you have provided to us appears to provide a brief
    explanation that a company, or society under Chilean law is considered a separate
    entity, as it is in the United States. However you have yet to provide us with a
    comprehensive legal analysis as to why Canadian Rockport Homes International, Inc.
    has no further liability under Chilean law. The brief definition you have provided
    does not speak to any case law, regulations, or other information that would fully
    support your legal release. For example, it remains unclear whether the lessor has any
    right to "see through" the partners in the breach of a lease agreement.

    However, you have taken the legal position that you are no longer legally liable for
    the lease default. You have based this on a legal analysis under Chilean law. The full
    and fair presentation of facts is the responsibility of management. If now, or in the
    future, it becomes reasonably possible that you may be held liable for such payments,
    you should revise your document to so state. If at any time, you determine that it is
    probable that you will be liable, you should accrue such amounts as applicable.

Exhibit 31 – Certifications

3. We note your response to prior comments 7 and 8. However, it appears that you have
    not used the precise wording for the lead-in sentences to certifications 4 and 5. In
    future filings, please revise your certifications to follow the exact wording specified
    in Item 601(B)(31) of Regulation S-K.

                                    *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your response on EDGAR as a correspondence
file. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Asst. Chief Accountant